SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15A-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding the purchase of the remaining 50% of Brighton Power Station.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date September 28, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISHPOWER ADDS 200 MW WITH BRIGHTON PLANT PURCHASE

ScottishPower is pleased to announce the purchase of the remaining 50% of Brighton Power Station, a modern 400 MW CCGT plant, and associated contracts, including the benefit of a long-term gas supply agreement, from American Electric Power (AEP) for around £26 million in cash.

ScottishPower, which already owns 50% of the East Sussex station, estimates the effective price of the acquisition to be £199/kW of installed capacity when taking into account 50% of the total net project debt of £90 million and other assets and contracts inherited with the purchase.

This price is significantly below the cost of a new build CCGT, providing an excellent return on invested capital and delivering earnings enhancement in the current year.

The acquisition of this highly efficient natural gas-fired plant allows ScottishPower, as sole owner and operator, to grow its integrated energy business in line with the significant growth in its UK customers.

It also further strengthens ScottishPower’s diverse generation portfolio, taking capacity in England and Wales to around 2,000 MW.

Charles Berry, Executive Director UK, said: “We are delighted with this purchase which helps meet the needs of our fast-growing customer base. Buying generation capacity at around half the cost of building a new plant underlines our commitment to shareholder value and capital discipline.”

ScottishPower part-owned the plant, which was fully commissioned in 2001, through its share in South Coast Power Limited, a joint venture with AEP.

Further information:
Colin McSeveny	Group Media Relations Manager	0141 636 4515
Andrew Jamieson	Head of Investor Relations	0141 636 4527